SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2021

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Fixed Rate Series IV Notes in a principal amount of USD 51,352,149.00, due 2021.

Irsa Inversiones y Representaciones Sociedad Anónima (IRSA) informs that on May 21, 2021, will start the payment of the fourth installment of interests and first capital installment related to its Series IV Notes issued on May 21, 2020.

Payment Agent:	Caja de Valores S.A.
Date of effective payment:	May 21, 2021
Number of service to be paid:	Fourth installment of interests and First Capital Installment
Period comprised by the payment:	February 21, 2021 / May 21, 2021
Concept of payment:	Interests (100%) / Capital (100%)
Payment Currency:	ARS at applicable exchange rate.
Capital Outstanding:	USD 51,352,149.00
Annual Nominal Interest:	7.00%
Amount of interest being paid:	USD 876,503.80
Capital being paid	USD 51,352,149

Interests will be paid to the people at whose name the Notes were registered as of May 20, 2021 in the registry held by the Register Agent.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

May 14, 2021	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets